Exhibit 99.3

From: MG Capital <HC2shareholders@profileadvisors.com>
Sent: Thursday, April 30, 2020
Subject: Glass Lewis backs MG Capital

Glass Lewis, ISS and Egan-Jones support our case for meaningful change in HC2's boardroom.

Fellow Stockholders,

We're pleased to share that ALL three leading independent proxy advisory firms have endorsed our case for significant change at HC2.

Glass Lewis and Egan-Jones recommend that HC2 stockholders CONSENT on the GREEN card to:
●	Remove all six of HC2’s incumbent directors, including CEO Philip Falcone; and
●	Elect MG Capital’s six highly-qualified, independent director nominees.

Read More from Glass Lewis

Our candidates possess the integrity, cross-sector experience, credibility and leadership sorely needed in the boardroom. Stockholders can trust that our slate would work to reverse HC2’s value-destructive trajectory and bring about wholesale leadership changes the Company desperately needs.

Glass Lewis, ISS and Egan-Jones all agree that HC2 needs our nominees in the boardroom to effect change aligned with the long-term interests of stockholders. We urge you to vote the GREEN consent card for a better HC2.

Sincerely,
Michael Gorzynski

Founder and Managing Partner, MG Capital

Additional Reading from Reuters:
In rare move, Glass Lewis backs all MG Capital nominees to replace entire HC2 board
"Proxy adviser Glass Lewis on Wednesday backed activist investor MG Capital by recommending that HC2 Holdings (HCHC) shareholders replace all board members with the investment firm’s founder Michael Gorzynski and five other nominees."

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